                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 1)

                             GTech Holdings Corp
                               (Name of Issuer)

                                 Common Stock
                        (Title of class of securities)

                                  400518106
                                (CUSIP number)



Check the following box if a fee is being paid with this statement /x/ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.  400518106                 13G                     Page  2 of 6 Pages


   1       NAME OF REPORTING PERSONS
           S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                         Morgan Stanley Group Inc.
                         IRS # 13-283-8891

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)   / /


                                                                (b)   / /



   3       SEC USE ONLY



   4       CITIZENSHIP OR PLACE OF ORGANIZATION
                         The state of organization is Delaware.


         NUMBER OF      5       SOLE VOTING POWER
          SHARES                                            0

       BENEFICIALLY     6       SHARED VOTING POWER
         OWNED BY                                   2,967,426

           EACH         7       SOLE DISPOSITIVE POWER
         REPORTING

        PERSON WITH     8       SHARED DISPOSITIVE POWER
                                                    4,563,406

   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              4,563,406


  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      10.69%


  12       TYPE OF REPORTING PERSON*
                         IA, CO, HC


                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

CUSIP No.     400518106              13G                      Page 3 of 6 Pages

   Item 1 (a)              Name of Issuer

                           GTech Holdings Corp

   Item 1 (b)              Address of issuer's principal executive offices

                           55 Technology Way
                           West Greenwich, RI 02817

   Item 2 (a)              Name of person filing

                           Morgan Stanley Group Inc.


   Item 2 (b)              Principal business office

                           1585 Broadway
                           New York, New York 10036


   Item 2 (c)              Citizenship

                           Incorporated by reference to
                           Item 4 of the cover page.

   Item 2 (d)              Title  of  class  of  Securities

                           Common  Stock

   Item 2 (e)              Cusip  No.

                           400518106

   Item 3                  Morgan Stanley Group Inc. is (e) an Investment
                           Adviser registered under section 203 of the Investment Advisers Act of 1940.


   Item 4                  Ownership

                           Incorporated by reference to Items (5) - (9) and (11) of the cover page.

CUSIP No.  400518106                    13G                   Page 4 of 6 Pages



     Item 5           Ownership of 5 Percent or Less of a Class

                      Inapplicable

     Item 6           Ownership of More than 5 Percent on Behalf of Another
                      Person

                      Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

     Item 7           Identification and Classification of the Subsidiary Which
                      Acquired the Security Being Reported on By the Parent
                      Holding Company

                      Inapplicable

     Item 8           Identification and Classification of Members of the Group

                      Inapplicable

     Item 9           Notice of Dissolution of Group

                      Inapplicable

     Item 10          Certification

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.  400518106                13G                       Page 5 of 6 Pages


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date :          April 22, 1997

     Signature :     /s/ Stuart J .M. Breslow
                     ---------------------------------------------------------

     Name / Title :  Stuart J. M. Breslow/Principal Morgan Stanley & Co.
                     Incorporated
                     ---------------------------------------------------------
                     MORGAN  STANLEY  GROUP INC.



                          INDEX TO EXHIBITS                                                            PAGE
                     ----------------------------                                                      ----


     EXHIBIT 1       Secretary's Certificate Authorizing Stuart J. M. Breslow                            6
                     to Sign on Behalf of Morgan Stanley Group Inc.